UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2024
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form 20-F

or Form 40-F.
Form 20-F
☒
Form 40-F
☐
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
☐
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an attached
annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
☐
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or other
document that the registrant foreign

private issuer must furnish

and make public under the laws

of the jurisdiction in which the
registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”), or

under the rules of the home country
exchange on which the registrant’s securities are traded,

as long as the report or other document

is not a press release, is not required
to be and has not been distributed to

the registrant’s security holders, and, if discussing

a material event, has already been

the subject
of a Form 6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form is

also thereby furnishing the
information to the Commission pursuant

to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.
Yes
☐
No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.

Agenda and resolutions from the ABB Ltd Annual

General Meeting of Shareholders

held on March 21, 2024.

2.

Press release issued by ABB Ltd dated March

21, 2024, titled “ABB shareholders

approve all proposals at 2024

Annual
General Meeting”.
3.

Press release issued by ABB Ltd dated March

21, 2024, titled “ABB plans to

launch new share buyback of up to
$1 billion following completion of

2023-2024

program”.
2

ABB Ltd
TRAKTANDEN UND BESCHLÜSSE
AGENDA AND RESOLUTIONS
der ordentlichen Generalversammlung der Aktionärinnen und Aktionäre from the Annual General Meeting of Shareholders
vom 21. März 2024, 10:00–11:30 Uhr

held on March 21, 2024, 10:00 a.m.–11:30 a.m.

in der Halle 550, Zürich Oerlikon, Schweiz
at Halle 550, Zurich Oerlikon, Switzerland
___________________________________________________________________________
1.

Genehmigung des Lageberichts, der Konzernrechnung und der Jahresrechnung 2023
1.

Approval of the management report, the consolidated financial statements and the annual

financial
statements for 2023
Die

Generalversammlung

genehmigt

den

Lagebericht,

die

Konzernrechnung

und

die

Jahresrechnung 2023.
The

Annual

General Meeting

approves

the

management report,

the

consolidated financial

statements and
the annual financial statements for 2023.
Vertretene Stimmen:
Votes

represented:
1’085’339’116
Mehrheit:
Majority:
542’669’559
99.81 % Ja /
Yes
1’083’261’483 Stimmen /
votes
0.01 % Nein /
No
146’783 Stimmen /
votes
0.18 % Enthaltung /
Abstention
1’930’850 Stimmen /
votes
ABB Ltd, Annual General Meeting

2024/Short Minutes

- 2/11 -
2.

Konsultativabstimmung über den Vergütungsbericht 2023
2.

Consultative vote on the Compensation

Report 2023
Die

Generalversammlung

stimmt

dem

Vergütungsbericht

2023

zu

(unverbindliche
Konsultativabstimmung).
The Annual General Meeting accepts

the Compensation Report 2023 (non-binding

consultative vote).
Vertretene Stimmen:
Votes

represented:
1’085’335’066
Mehrheit:
Majority:
542’667’534
90.48 % Ja /
Yes
981’982’860 Stimmen /
votes
9.20 % Nein /
No
99’832’810 Stimmen /
votes
0.32 % Enthaltung /
Abstention
3’519’396 Stimmen /
votes
3.

Konsultativabstimmung über den Sustainability Report 2023
3.

Consultative vote on the Sustainability

Report 2023
Die

Generalversammlung

stimmt

dem

Sustainability

Report

2023

zu

(unverbindliche
Konsultativabstimmung).
The Annual General Meeting accepts

the Sustainability Report 2023 (non-binding

consultative vote).
Vertretene Stimmen:
Votes

represented:
1’085’341’066
Mehrheit:
Majority:
542’670’534
99.32 % Ja /
Yes
1’077’905’242 Stimmen /
votes
0.19 % Nein /
No
2’068’138 Stimmen /
votes
0.49 % Enthaltung /
Abstention
5’367’686 Stimmen /
votes
ABB AGM 2024 Short Minutes

- 3/11 -
4.

Entlastung des Verwaltungsrates und der mit der Geschäftsführung betrauten Personen
4.

Discharge of the Board of Directors and the persons entrusted with management
Die

Generalversammlung

erteilt

den

Mitgliedern

des

Verwaltungsrates

und

den

mit

der

Geschäftsführung betrauten Personen Entlastung für das Geschäftsjahr

2023.
The

Annual

General

Meeting

grants

discharge

for

financial

year

2023

to

the

members

of

the

Board

of
Directors and the persons entrusted with management.
Vertretene Stimmen:
Votes

represented:
1’084’685’278
Mehrheit:
Majority:
542’342’640
98.68 % Ja /
Yes
1’070’323’239 Stimmen /
votes
0.78 % Nein /
No
8’452’619 Stimmen /
votes
0.54 % Enthaltung /
Abstention
5’909’420 Stimmen /
votes
5.

Verwendung des Bilanzgewinns

5.

Appropriation of earnings

Die Generalversammlung

stimmt

dem

Antrag des

Verwaltungsrat

es

zu,

aus

dem

zur Verfügung
stehenden

Bilanzgewinn

von

CHF 3’982’369’258

eine

Dividende

von

CHF

0.87

brutto

je
Namenaktie

auszuschütten

(maximal CHF 1’637'342’240.25)

und

den

verbleibenden Betrag

des
Bilanzgewinns auf neue Rechnung vorzutragen.
The Annual

General Meeting approves

the proposal

of the Board

of Directors to

distribute a dividend

out
of

the

earnings

available

(CHF 3,982,369,258)

in

the

amount

of

CHF

0.87

gross

per

registered

share
(maximum

total

amount

CHF 1,637,342,240.25)

and

to

carry

forward

the

remaining

amount

of

the
available earnings to the new account.
Vertretene Stimmen:
Votes

represented:
1’085’339’756
Mehrheit:
Majority:
542’669’879
99.81 % Ja /
Yes
1’083’272’307 Stimmen /
votes
0.05 % Nein /
No
551’748 Stimmen /
votes
0.14 % Enthaltung /
Abstention
1’515’701 Stimmen /
votes
ABB AGM 2024 Short Minutes

- 4/11 -
6.

Genehmigung der Vergütung des Verwaltungsrates

und der Geschäftsleitung

6.

Approval of the compensation of the Board of Directors and the Executive

Committee
6.1.

Genehmigung des maximalen Gesamtbetrags

der Vergütung des Verwaltungsrat

es für die
kommende Amtsdauer, d. h. von der Generalversammlung 2024 bis zur
Generalversammlung 2025

6.1.

Approval of the maximum aggregate amount of compensation

of the Board of Directors for the next term of
office, i. e. from the Annual General Meeting 2024

to the Annual General Meeting

2025
Die Generalversammlung genehmigt gemäss Antrag des Verwaltungsrates
The Annual General Meeting approves as proposed by the Board of Directors den maximalen Gesamtbetrag der Vergütung des Verwaltungsrat

es für die Zeitspanne von der
Generalversammlung 2024 bis zur Generalversammlung 2025 im Betrag von

CHF 4’400’000.
the

maximum aggregate

amount of

compensation of

the

Board of

Directors covering

the

period from

the
Annual General
Meeting

2024 to the Annual General Meeting

2025 in the amount of CHF 4,400,000.
Vertretene Stimmen:
Votes

represented:
1’085’334’810
Mehrheit:
Majority:
542’667’406
98.60 % Ja /
Yes
1’070’120’842 Stimmen /
votes
1.09 % Nein /
No
11’789’023 Stimmen /
votes
0.31 % Enthaltung /
Abstention
3’424’945 Stimmen /
votes
6.2.

Genehmigung des maximalen Gesamtbetrags

der Vergütung der Geschäftsleitung für das
folgende Geschäftsjahr, d. h. 2025
6.2.

Approval of the maximum aggregate amount of compensation

of the Executive Committee for

the following
financial year, i. e. 2025
Die Generalversammlung genehmigt gemäss Antrag des Verwaltungsrates
The Annual General Meeting approves as proposed by the Board of Directors den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das Geschäftsjahr 2025 im
Betrag von CHF 45’900’000.
the maximum aggregate amount of compensation of the Executive Committee for the financial year 2025 in the amount of CHF 45,900,000.
Vertretene Stimmen:
Votes

represented:
1’085’337’932
Mehrheit:
Majority:
542’668’967
93.58 % Ja /
Yes
1’015’665’035 Stimmen /
votes
6.10 % Nein /
No
66’161’607 Stimmen /
votes
0.32 % Enthaltung /
Abstention
3’511’290 Stimmen /
votes
ABB AGM 2024 Short Minutes

- 5/11 -
7.

Wahlen in den Verwaltungsrat

und Wahl des Präsidenten des Verwaltungsrates
7.

Elections to the Board of Directors and election of the Chairman of the Board of Directors
Die Generalversammlung

wählt gemäss

Antrag des Verwaltungsrat

es folgende

Mitglieder in

den
Verwaltungsrat

für eine Amtsdauer bis zum

Abschluss der Generalversammlung 2025:
The Annual General Meeting elects

as proposed by the Board of Directors the following persons to the
Board of Directors for a term of office until completion of the

Annual General Meeting 2025:
●
David Constable,

als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’085’336’242
Mehrheit:
Majority:
542’668’122
99.55 % Ja /
Yes
1’080’411’483 Stimmen /
votes
0.29 % Nein /
No
3’184’984 Stimmen /
votes
0.16 % Enthaltung /
Abstention
1’739’775 Stimmen /
votes
● Frederico Fleury Curado, als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’085’336’242
Mehrheit:
Majority:
542’668’122
99.43 % Ja /
Yes
1’079’083’862 Stimmen /
votes
0.41 % Nein /
No
4’491’889 Stimmen /
votes
0.16 % Enthaltung /
Abstention
1’760’491 Stimmen /
votes
●
Lars Förberg,

als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’085’336’242
Mehrheit:
Majority:
542’668’122
98.67 % Ja /
Yes
1’070’903’053 Stimmen /
votes
1.17 % Nein /
No
12’716’204 Stimmen /
votes
0.16 % Enthaltung /
Abstention
1’716’985 Stimmen /
votes
ABB AGM 2024 Short Minutes

- 6/11 -
●
Johan Forssell,

als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’085’336’242
Mehrheit:
Majority:
542’668’122
90.03 % Ja /
Yes
977’113’121 Stimmen /
votes
9.79 % Nein /
No
106’273’087 Stimmen /
votes
0.18 % Enthaltung /
Abstention
1’950’034 Stimmen /
votes
● Denise Johnson, als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’085’336’242
Mehrheit:
Majority:
542’668’122
99.69 % Ja /
Yes
1’081’995’120 Stimmen /
votes
0.15 % Nein /
No
1’639’026 Stimmen /
votes
0.16 % Enthaltung /
Abstention
1’702’096 Stimmen /
votes
● Jennifer Xin-Zhe Li, als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’085’336’242
Mehrheit:
Majority:
542’668’122
98.61 % Ja /
Yes
1’070’238’168 Stimmen /
votes
1.22 % Nein /
No
13’205’915 Stimmen /
votes
0.17 % Enthaltung /
Abstention
1’892’159 Stimmen /
votes
ABB AGM 2024 Short Minutes

- 7/11 -
●
Geraldine Matchett,

als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’085’336’242
Mehrheit:
Majority:
542’668’122
99.66 % Ja /
Yes
1’081’676’549 Stimmen /
votes
0.17 % Nein /
No
1’834’723 Stimmen /
votes
0.17 % Enthaltung /
Abstention
1’824’970 Stimmen /
votes
●
David Meline,

als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’085’336’242
Mehrheit:
Majority:
542’668’122
99.61 % Ja /
Yes
1’081’105’170 Stimmen /
votes
0.22 % Nein /
No
2’333’975 Stimmen /
votes
0.17 % Enthaltung /
Abstention
1’897’097 Stimmen /
votes
●
Mats Rahmström,

als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’085’336’242
Mehrheit:
Majority:
542’668’122
92.06 % Ja /
Yes
999’193’238 Stimmen /
votes
7.75 % Nein /
No
84’120’860 Stimmen /
votes
0.19 % Enthaltung /
Abstention
2’022’144 Stimmen /
votes
ABB AGM 2024 Short Minutes

- 8/11 -
●
Peter Voser,

als Mitglied und Präsident / as Director and Chairman
Vertretene Stimmen:
Votes

represented:
1’085’335’966
Mehrheit:
Majority:
542’667’984
91.75 % Ja /
Yes
995’852’822 Stimmen /
votes
7.71 % Nein /
No
83’630’385 Stimmen /
votes
0.54 % Enthaltung /
Abstention
5’852’759 Stimmen /
votes
ABB AGM 2024 Short Minutes

- 9/11 -
8.

Wahlen in den Vergütungsausschuss
8.

Elections to the Compensation Committee

Die

Generalversammlung

wählt

gemäss

Antrag

des

Verwaltungsrates

folgende

Mitglieder

des
Verwaltungsrates

in

den

Vergütungsausschuss

für

eine

Amtsdauer

bis

zum

Abschluss

der
Generalversammlung 2025:
The Annual General Meeting elects as

proposed by the Board of Directors the following members of the
Board of Directors to the Compensation Committee for a

term of office until completion of the

Annual
General Meeting 2025:
● David Constable
Vertretene Stimmen:
Votes

represented:
1’085’333’963
Mehrheit:
Majority:
542’666’982
99.13 % Ja /
Yes
1’075’943’553 Stimmen /
votes
0.67 % Nein /
No
7’262’466 Stimmen /
votes
0.20 % Enthaltung /
Abstention
2’127’944 Stimmen /
votes
● Frederico Fleury Curado
Vertretene Stimmen:
Votes

represented:
1’085’333’963
Mehrheit:
Majority:
542’666’982
97.48 % Ja /
Yes
1’058’023’527 Stimmen /
votes
2.32 % Nein /
No
25’178’052 Stimmen /
votes
0.20 % Enthaltung /
Abstention
2’132’384 Stimmen /
votes
● Jennifer Xin-Zhe Li
Vertretene Stimmen:
Votes

represented:
1’085’333’963
Mehrheit:
Majority:
542’666’982
98.46 % Ja /
Yes
1’068’575’371 Stimmen /
votes
1.34 % Nein /
No
14’549’629 Stimmen /
votes
0.20 % Enthaltung /
Abstention
2’208’963 Stimmen /
votes
ABB AGM 2024 Short Minutes

- 10/11 -
9.

Wahl der

unabhängigen Stimmrechtsvertreterin
9.

Election of the independent proxy

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrat

es für eine Amtsdauer bis zum
Abschluss der ordentlichen Generalversammlung 2025:
The Annual General Meeting elects as

proposed by the Board of Directors for a term of office until completion of the Annual General Meeting

2025:
●
Zehnder Bolliger & Partner,

Advokatur & Notariat, Bahnhofplatz 1, 5400 Baden,
Schweiz
als unabhängige Stimmrechtsvertreterin.
as independent proxy.
Vertretene Stimmen:
Votes

represented:
1’085’333’963
Mehrheit:
Majority:
542’666’982
98.15 % Ja /
Yes
1’065’316’559 Stimmen /
votes
1.73 % Nein /
No
18’731’277 Stimmen /
votes
0.12 % Enthaltung /
Abstention
1’286’127 Stimmen /
votes
10.

Wahl der Revisionsstelle
10.

Election of the auditors
Die

Generalversammlung

wählt

gemäss

Antrag

des

Verwaltungsrates

KPMG

AG,

Zürich,

als
Revisionsstelle für das Geschäftsjahr 2024.

The Annual General Meeting elects

as proposed by the Board of Directors KPMG AG, Zurich, as the auditors for financial year 2024.

Vertretene Stimmen:
Votes

represented:
1’085’331’703
Mehrheit:
Majority:
542’665’852
99.41 % Ja /
Yes
1’078’957’998 Stimmen /
votes
0.42 % Nein /
No
4’533’084 Stimmen /
votes
0.17 % Enthaltung /
Abstention
1’840’621 Stimmen /
votes
ABB AGM 2024 Short Minutes

- 11/11 -
Zürich, 21. März 2024
Für das Protokoll:
For the minutes:
/s/ Peter Voser /s/ Natalia Shehadeh
Peter Voser Natalia Shehadeh
Präsident des Verwaltungsrates
Chairman of the Board of Directors
Leiterin der Konzernrechtsabteilung und

Sekretärin des Verwaltungsrates
ad interim
General Counsel and
Secretary to the Board of Directors
ad interim
ABB AGM 2024 Short Minutes

—
ZURICH, SWITZERLAND,

MARCH 2
1 , 202 4
ABB shareholders approve all
proposals at 2024 Annual General
Meeting
ABB shareholders have approved

all the proposals of the

company’s Board of Directors at its 2024

Annual
General Meeting, which was held

in Zurich, Switzerland, today. A total of 623 shareholders

attended the
meeting who, together with the independent

proxy, represented 57.7 percent of the total share capital with

a
right to vote.
The shareholders supported the proposed

distribution of an increased

dividend of CHF 0.87 per share.

The
dividend payment in Switzerland

is planned for March 27, 2024. The

shareholders also approved

the
management report, the consolidated

financial statements and the annual

financial statements for 2023.
Furthermore, the shareholders granted

discharge to the Board

of Directors and the persons

entrusted with
management for the financial

year 2023.
Peter Voser was confirmed as Chairman of the company’s

Board of Directors. Johan Forssell

and Mats
Rahmström were elected as new

members to the Board

while Jacob Wallenberg and Gunnar

Brock did not
stand for re-election as announced

previously. All other members of the Board were re-elected for another
term: David Constable, Frederico

Fleury Curado, Lars Förberg, Denise

C. Johnson, Jennifer Xin-Zhe Li,
Geraldine Matchett and David

Meline.
In addition, shareholders approved

the maximum aggregate amount

of compensation of the Board

of
Directors for the 2024–2025 term of

office and of the Executive Committee

for the 2025 financial year. In a
non-binding consultative vote, the shareholders

voted in favor of the compensation

report and of the
sustainability report for 2023, the latter

submitted to a shareholders’

vote for the first time as required by the
revised Swiss Code of Obligations.
The final results of the Annual

General Meeting are available

on go.abb/agm. ABB will be reporting its

first
quarter results on April 18, 2024.
ABB

is a technology leader in electrification

and automation, enabling

a more sustainable and resource-
efficient future. The company’s solutions connect

engineering know-how

and software to optimize how things
are manufactured, moved, powered

and operated. Building

on over 140 years of excellence, ABB’s more
than 105,000 employees are committed

to driving innovations that accelerate

industrial transformation.
www.abb.com
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
1/1

—
ZURICH, SWITZERLAND,

MARCH 2
1 , 202 4
ABB plans to launch new share
buyback of up to $1 billion following
completion of 2023-2024 program
ABB has completed its share buyback

program that was launched

in April 2023. Through this buyback
program, ABB repurchased a total

of 21,387,687 shares – equivalent

to 1.09 percent of its issued share
capital at launch of the buyback program

– for a total amount of approximately

$0.83 billion over the past
12 months.
ABB’s Board of Directors intends to use

the capital band approved

at the 2023 Annual General Meeting to
cancel all shares repurchased

under the 2023–2024 share buyback

program.
Consistent with ABB’s capital allocation

principles, the Board of Directors

today approved a new share
buyback program for capital reduction

purposes of up to $1 billion.

The new program is expected to be
launched in early April 2024.

It will be executed on a second trading

line on the SIX Swiss Exchange

and is
planned to run until January 31, 2025.

The company has decided

to adjust the timing of its share buyback
cycle to align with the announcement

of its Q4 2024 results and 2024

dividend proposal.
ABB intends to also use the capital

band for the cancellation

of the shares repurchased under

this new
program.
In addition, ABB intends to purchase up

to 10 million shares by the end of

January 2025 mainly for use in
connection with its employee share

plans. The purchases

will be made at the market price

on the ordinary
trading line on the SIX Swiss Exchange.
ABB currently owns approximately

47 million treasury shares,

including 21 million

shares repurchased for
cancellation purposes.
ABB

is a technology leader in electrification

and automation, enabling

a more sustainable and resource-
efficient future. The company’s solutions connect

engineering know-how

and software to optimize how
things are manufactured, moved, powered

and operated. Building

on over 140 years of excellence, ABB’s
more than 105,000 employees are

committed to driving innovations

that accelerate industrial
transformation. www.abb.com
Important notice about

forward-looking information
This press release includes

forward-looking information

and statements concerning

the share buyback program.

These
statements are based on

current expectations,

estimates and projections

about the factors

that may affect our future
performance, and are generally

identifiable by statements

containing words such

as “intends”, “expects,”

“plans”, or
similar expressions. However, there

are many risks and

uncertainties, many of

which are beyond

our control, that could
affect our ability to achieve

any or all of our stated

targets. Factors that

could cause such differences

include, among
others, business risks associated

with the volatile

global economic environment

and political conditions,

changes in

1/2

governmental regulations

and currency exchange

rates and such other

factors as may be discussed

from time to time
in ABB Ltd’s filings with

the U.S. Securities and

Exchange Commission,

including its Annual Reports

on Form 20-F.
Although ABB Ltd believes

that its expectations

reflected in any such

forward-looking statement

are based upon
reasonable assumptions,

it can give no assurance

that those expectations

will be achieved.
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
ABB PLANS TO LAUNCH

NEW SHARE BUYBACK

OF UP TO $1 BILLION FOLLOWING

COMPLETION OF
2023-2024

PROGRAM
2/2

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed

on its
behalf by the undersigned, thereunto duly

authorized.
ABB LTD
Date: March 22, 2024. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: March 22, 2024. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance